

July 8, 2014

Via E-mail
Robert L. Frichtel
Chief Executive Officer
Advanced Cannabis Solutions, Inc.
4445 Northpark Drive, Suite 102
Colorado Springs, CO 80907

> **Re: Advanced Cannabis Solutions, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 24, 2014**
> **File No. 333-193890**
> **Form 10-Q/A for the Fiscal Quarter ended March 31, 2014**
> **Filed June 23, 2014**
> **File No. 0-54457**

Dear Mr. Frichtel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You disclose on page 2 that, as part of this offering, the selling shareholders are offering to sell "up to 376,000 shares of our common stock which they may receive upon the conversion of notes." We also note you have removed the following selling shareholders from this filing: Darren McCammon, Kathleen Morgan, Donald Smith and James Topliff. Please revise your filing, such as your fee table, prospectus cover page and legal opinion, to reflect this change to the total amount being registered. Please also revise your filing

to indicate that the total number of shares of common stock which may be received upon the conversion of notes is 372,000 and not 376,000.

Market for Our Common Stock, page 6

2. We note your response to prior comment 2. Please further revise your disclosure, such on pages F-7, F-15 and F-21 to clarify that your stock is currently trading in the grey market and quotation on the OTC Bulletin Board has not resumed.

Management's Discussion and Analysis of Financial Condition and Result of Operation, page 7

3. We note a news release stating that on June 19, 2014, that you "announced that the company has received final building plan approval from the county of Pueblo and will begin construction on the first of five 9000 sq ft greenhouses. These light deprivation greenhouses will incorporate state of the art technology. Construction costs for the first greenhouse are budgeted at $400,000, with foundation work and site security upgrades expected to commence immediately." Please revise your Management's Discussion and Analysis to discuss the impact of this construction on your liquidity, capital resources and results of operations. As appropriate, please also revise your Trends section. Please see Item 303 of Regulation S-K.

Selling Shareholders, page 19

4. We note your response to prior comment 6 and the related revisions in your filing. Please disclose that during December 2013 and January 2014, your stock price fluctuated from $1.81 to $23.03. Please disclose how you determined the $5.00 conversion price for the notes and the $5.00 exercise price for the warrants in light of your stock price at the time.

Financial Statements

Notes to Consolidated Financial Statements

Nature of Operations, History and Presentation, page F-7

5. We reissue comment 7 in our letter dated May 27, 2014. Please remove the portions of your next to last paragraph in this section that appear to be speculative and/or were not subjected to audit procedures.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2014

Item 4 – Controls and Procedures, page 29

6. We note your response to comment 10 in our letter dated May 27, 2014. It does not appear that it is appropriate to conclude on the effectiveness of disclosure controls and procedures at the time you submit an Exchange Act report to your independent public accountant for review. As such, our prior comment will be partially reissued. Please describe the effect of filing your Form 10-Q before your independent public accountant had finished their review procedures on your officers' conclusion regarding the effectiveness of your disclosure controls and procedures pursuant to Item 307 of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

Robert L. Frichtel
Advanced Cannabis Solutions, Inc.
July 8, 2014
Page 4

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        William T. Hart, Esq.
        Hart & Hart, LLC